Exhibit 99.2

Archer completes acquisition of Great White Energy Services on revised terms of USD 630 million.
23|08|2011
Hamilton, Bermuda (August 23, 2011)

Archer Limited (OSE: ARCHER), through a wholly owned subsidiary (Archer), has concluded satisfactory due diligence and obtained antitrust approval for its announced acquisition of the Great White Energy Services group of companies (Great White).

In light of recent development in the financial markets, Archer and Wexford Capital LP have agreed to reduce the purchase price for Archer’s acquisition of Great White from USD 742 million to USD 630 million on a cash and debt free basis.  Following cash settlement on Wednesday, August 24th, the transaction will be complete.

The transaction is fully financed by Archer’s existing bank syndicate (comprising Danske Bank A/S as Coordinator and Facility Agent, DnB NOR Bank ASA, Nordea Bank Norge ASA, and Swedbank AB (publ)) through a combination of bank debt and a bridge facility which is due on December 31, 2011.

Based on the reduced price, the Board will optimize the refinancing of the bridge facility through shareholder loans, subordinated debt, unsecured bond financing, equity or a combination thereof.  To expedite the financing, Archer’s largest shareholders, Seadrill and Lime Rock, have given certain undertakings to the lending banks including upholding their total ownership share in any equity offering.

Archer’s President and CEO, Jorgen P. Rasmussen, said: “We are pleased to be able to complete this transaction despite recent events in the stock market as the strategic fit with Archer is fantastic, and we are still maintaining our positive view of the business in 2011 and 2012. With this acquisition we have further improved the value for Archer shareholders.”

Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) regarding Archer’s business, financial condition, results of operations and prospects. Words such as expects, anticipates, intends, plans, believes, seeks, estimates and similar expressions or variations of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this press release.

Although forward-looking statements in this press release reflect the good faith judgment of our management, such statements can only be based on facts and factors that our management currently knows. Consequently, forward-looking statements are inherently subject to risks and uncertainties, and actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Factors that could cause or contribute to such differences in results and outcomes include, but are not limited to, demand for oil and natural gas drilling services in the areas and markets in which Archer operates, competition, obsolescence of products and services, the ability to obtain financing to support operations, environmental and other casualty risks, and the effect of government regulation.

We urge readers not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Archer undertakes no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this press release.

About Wexford Capital LP

Wexford Capital is an SEC registered investment advisor with over $7 billion of assets under management. Formed in 1994, Wexford manages a series of private equity and hedge funds. Wexford prides itself on its independent thinking and opportunistic investment style and has particular expertise in the energy / natural resources sector with investments in coal, oil and gas exploration and production assets, energy services, and related sectors. Additional information regarding Wexford is available on its web site – Wexford.com.

Advisors:

Great White’s legal advisors are Akin Gump Strauss Hauer & Feld LLP.  Raymond James acted as Great White’s financial advisors.

Archer’s legal advisors are Skadden, Arps, Slate, Meagher & Flom LLP. Credit Suisse acted as Archer’s financial advisors.

Contacts:

Jorgen P. Rasmussen
President and CEO – Archer Management Limited, +44 7585 080 005

Christoph Bausch
CFO & EVP – Archer Management Limited, +44 207 5901599

Lars Bethuelsen
SVP Investor Relations – Archer Management AS, +47 51 30 80 00

Archer is listed on the Oslo Stock Exchange with ticker symbol ARCHER and found on the web at http://www.archerwell.com.

This information is subject of the disclosure requirements acc. To §5-12 vphl (Norwegian Securities Trading Act)